SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2000

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission File No. 1-14787

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States
(Full title of the plan)

DELPHI AUTOMOTIVE SYSTEMS CORPORATION
            5725 Delphi Drive, Troy, Michigan 48098
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Page

INDEPENDENT AUDITORS’ REPORT	3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE

YEAR ENDED DECEMBER 31, 2000:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-9

SIGNATURE	10

EXHIBIT:	11

Independent Auditors’ Consent

INDEPENDENT AUDITORS’ REPORT

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States:

We have audited the accompanying statements of net assets available for benefits of the Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the “Program”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Detroit, Michigan
June 20, 2001

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
(Dollars in Thousands)

	2000	1999

ASSETS -

Investment in master trust (Note 3)	$2,527,607	$2,696,996

NET ASSETS AVAILABLE FOR BENEFITS	$2,527,607	$2,696,996

Reference should be made to the Notes to Financial Statements.

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000
(Dollars in Thousands)

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions:

Participants	$129,351

Rollover	6,394

Employer	52,602

Net transfers from participating plans	3,362

Total additions	191,709

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Net investment loss from the master trust (Note 3)	269,887

Benefits paid to participants or beneficiaries	90,458

Administrative expenses	753

Total deductions	361,098

NET DECREASE	(169,389)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,696,996

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,527,607

Reference should be made to the Notes to Financial Statements.

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

NOTES TO FINANCIAL STATEMENTS

1.	THE PROGRAM

General - Delphi Automotive Systems Corporation (“Delphi”) established the Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the “Program”), a defined contribution plan, in connection with the spin-off of Delphi from General Motors Corporation (“GM”) effective on May 28, 1999.

The Executive Committee of Delphi’s Board of Directors (the “Committee”) acts as the Program fiduciary and, along with various officers, employees and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Committee designated General Motors Asset Management (“GMAM”) as a named fiduciary and investment advisor to the Program. State Street Bank and Trust Company acts as the Program’s trustee and Fidelity Institutional Retirement Services Company acts as the Program’s recordkeeper. Certain costs of Program administration are paid by Delphi.

The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program’s provisions.

Eligibility - An employee shall become eligible to participate and accumulate savings on the first day of the month following the completion of six months of service. Employees transferred from GM who, on the date of transfer, were eligible to immediately participate in the GM Program were immediately eligible for this Program.

Participant Contributions - An eligible participant employed by Delphi (an “Employee”) may elect to contribute to the Program as follows:

•	On an after-tax basis, up to 20% of an Employee’s eligible salary as defined in the Program.

•	On a pre-tax basis, an amount of eligible salary which is the lesser of (1) $10,500 in 2000 or (2) 20% of the Employee’s eligible salary for the calendar year.

•	In lieu of receipt of any payout to which the Employee is entitled under the Delphi Short-Term Variable Pay Plan for Salaried Employees in the United States, an Employee may elect to have Delphi contribute, to the extent permissible under tax law, 100% of any such amount to the Program.

•	In lieu of receiving a Flexible Compensation Payment from Delphi, an Employee may elect to have Delphi contribute 100% of the Flexible Compensation Payment contributed to the Program until the tax deferral legal limit is reached. Any remaining portion of such payment will be contributed on an after-tax basis to the extent permissible under tax law.

Employer Contributions - As defined in the Program document, Delphi’s total matching contribution is limited to 70% of basic savings. Basic savings is defined by the Program as Employee contributions up to 7% of an Employee’s eligible salary. Delphi’s matching contribution is invested entirely in the Delphi Common Stock Fund. Such contributions must remain invested in this fund through December 31 of the calendar year in which the contributions were made (the “required retention period”), at which time Employer contributions may be transferred by the participant to other available investment options.

An Employee hired on or after January 1, 1993 (including those transferred from GM) receives additional monthly Employer contributions equal to 1% of the Employee’s eligible salary. These contributions are provided because such Employee will receive different postretirement benefit treatment than an Employee hired prior to January 1, 1993

(including those transferred from GM). Such contributions are credited to the Employee’s account whether or not the Employee elects to participate in the Program.

Vesting - Employee and Employer contributions and earnings thereon vest immediately on allocation to the Employee’s account, except for Employees with less than five years of credited service for whom Employer contributions and earnings thereon vest on January 1 following the calendar year in which such contributions or earnings are credited. Forfeitures are used to offset future Employer contributions.

Fund Exchanges - Participants may exchange funds between investment options on any business day. This provision does not apply to Employee contributions and Employer contributions required to be invested in the Delphi Common Stock Fund during the required retention period. Employee and Employer contributions may not be exchanged until completion of the required retention period.

Participant Withdrawals - A participant may withdraw funds from their account at any time after attaining age 59-1/2. Prior to age
59-1/2, employee after-tax savings may be withdrawn at any time, however, pre-tax savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a financial hardship withdrawal must conform to conditions required by the Internal Revenue Service (the “IRS”). A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for 12 months following the distribution as required by law.

Net Transfer from Participating Plans - Due to changes in the participant’s employment status, the assets of participants previously enrolled in the Packard-Hughes Interconnect 401(k) Plan and the General Motors Savings-Stock Purchase Programs were transferred into the Program while certain participants transferred their assets to other Delphi plans.

Investment Options - One-half of an Employee’s basic savings and all of Delphi’s contributions are required to be invested in the Delphi Common Stock Fund. The remaining 50% of an Employee’s contributions shall be invested at the employee’s direction, in 10% increments, in any of the following investment options:

•	Delphi Common Stock Fund - Contributions are invested in Delphi common stock.

•	Promark Funds - This investment option is comprised of many investment funds managed by GMAM, a registered investment advisor. Each of the funds has a different objective and investment strategy. To pursue their objectives, GMAM fund managers invest in a wide variety of investments. Complete information about each Promark Fund’s objectives is described in the Program’s prospectus.

•	Fidelity Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments - Certain assets of former investment options are treated as follows:

•	Electronic Data Systems Corporation (EDS) Common Stock Fund - No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	Raytheon Class A Common Stock Fund - No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	GM Common Stock Funds - No contributions or exchanges to the GM $1-2/3 Par Value Common Stock and GM Class H Common Stock Funds are permitted. Participants may only transfer out, borrow or withdraw assets from these funds.

Other Investment Information - Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds, and Mutual Funds are invested in the respective funds. Dividends attributable to the GM Common Stock Funds, EDS Common Stock Fund, and the Raytheon Class A Common Stock Fund are invested in the Promark Income Fund.

Participant Loans - Once each year, participants may borrow from their program accounts. The amount and terms for the loans are limited under the Program. The loan interest rate is established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and applies to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and is invested in the same discretionary investment options that the participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee’s account in the Program.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Program are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are held by the Program.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

3.	THE MASTER TRUST

The Program’s investment advisor and named fiduciary, GMAM, established the Delphi Automotive Systems Savings Trust (the “master trust”) pursuant to a trust agreement between GMAM and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. As of January 1, 2000, all assets of the Delphi Income Security Plan for Hourly-Rate Employees were transferred into the master trust.

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the master trust investment funds in which the Program’s participants invest. The net investment income of each of the master trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each master trust investment fund, as compared with the total interest of all the participating plans in each master trust investment fund at the beginning of the month.

As of December 31, 2000 and 1999, the Program had approximately a 74% and 82% interest in the master trust, respectively.

The net assets available for benefits of all participating plans in the master trust as of December 31, 2000 and 1999 is summarized as follows (dollars in thousands):

	2000	1999

ASSETS:

Investments, at fair value:

Mutual funds	$1,335,638	$1,075,852

Common and collective trusts	1,164,805	1,010,310

Commingled common stock funds *	703,945	894,465

U.S. Government securities	32,105	—

Corporate debt instruments	6,123	—

Loans secured by mortgages	3,734	—

Cash	3,278	—

Loans	159,202	174,157

Investments at contract value — guaranteed investment contracts	—	123,718

Net assets available for benefits	$3,408,830	$3,278,502

*	Both participant and nonparticipant-directed

The contract value of guaranteed investment contracts invested in directly by the master trust exceeded fair value by approximately $2.8 million at December 31, 1999.

Participant directed investments in the Promark Funds are included above in the Common and collective trust line. Such investments are commingled with GM investments in funds administered by GMAM.

The net investment loss of all participating plans in the master trust for the year ended December 31, 2000 is summarized as follows (dollars in thousands):

Interest and dividends	$176,349

Net (depreciation) appreciation in fair value of investments:

Mutual funds	(292,274)

Common and collective trusts	(2,437)

Commingled common stock funds	(215,065)

Other	3,823

Total net depreciation in fair value of investments	(505,953)

Total investment loss	$(329,604)

4.	TERMINATION OF THE PROGRAM

Although it has not expressed any intent to do so, Delphi has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant’s interest in assets already in the Program.

5.	FEDERAL INCOME TAXES

On April 3, 2000, the Program was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program’s fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program’s financial statements.

6.	SUBSEQUENT EVENT

Effective May 1, 2001, the Program was amended to indefinitely suspend the Corporation’s matching contribution for all participants.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States
(Name of Plan)

June 27, 2001	By: /s/ Mike Fligstein

Mike Fligstein

Director, Pension & Welfare Benefit Plans

Exhibit Index

Exhibit No.	Description

23	Independent Auditor's Consent